

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

<u>Via Email</u>
Wang Youngsheng
President
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi Province
China
A-28, Van Metropolis, # 25 Tangyan Road
Xi'an, Shaanxi, PRC 710064

> **Re: China Du Kang Co., Ltd.**
> **Form 10**
> **Filed November 10, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 14, 2010**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-53833**

Dear Mr. Youngsheng:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director